

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Todd Davis
Chief Executive Officer
Endexx Corp
38246 North Hazelwood Circle
Cave Creek, AZ 85331

>   **Re: Endexx Corp**
>   **Registration Statement on Form 10**
>   **Filed March 4, 2021**
>   **File No. 000-30233**

Dear Mr. Davis:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Randy Katz